BresaGen

[redacted]
03003053

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Tuesday, 7 January 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

SUPPL

03 JAN -9 AM 10:45

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was recently released through the Australian Stock Exchange –

1. General Meeting of Shareholders to approve the Plurion transaction dated 3 January, 2003.

Yours sincerely

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

If there are any problems with this transmission, call 08 8234 2660

Friday, 3 January 2003

BresaGen

General Meeting of Shareholders to approve the Plurion transaction.

BresaGen had previously informed shareholders and the ASX that a meeting of shareholders would be held in early February 2003 for the purpose of seeking shareholder approval of this transaction.

BresaGen now advises that due to delays in the finalisation of the necessary documentation to effect this transaction the general meeting of shareholders will not be held until late February or March.

BresaGen will be issuing a notice of meeting to shareholders within the statutory period advising of the time and place for this general meeting. Shareholders will also receive supplementary information to assist them with voting.

Linton Burns
Company Secretary

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*07 January 2003*
	Number of pages (including this one):		*1*

Current report 02/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 17 December 2002 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company Zakład Wyrobów Gumowych Spółka z o.o. with its registered head office in Iwiny (a subsidiary of DSI S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of Zakład Wyrobów Gumowych Spółka z o.o. was reduced by PLN 5 193 thousand through a reduction of the nominal value of 5000 shares from PLN 2 038.50 to PLN 1 000.00 per share.
The share capital of Zakład Wyrobów Gumowych Spółka z o.o. after registration amounts to PLN 5 000 thousand and is divided into 5000 shares of PLN 1 000 each.
DSI S.A. owns 100% of the shares of Zakład Wyrobów Gumowych Spółka z o.o.
The total number of votes arising from all issued shares after registration of this change in share capital of the company Zakład Wyrobów Gumowych Spółka z o.o. is 5000.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)